# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of  December 2002

Commission File Number _____0-16174_____

## TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)


**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131  Israel**
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                    No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd. _____ Web Site www.tevapharm.com

Contact:        Dan Suesskind
          Chief Financial Officer
          Teva Pharmaceutical Industries Ltd
          (011) 972-2-589-2840

          Bill Fletcher
          President and CEO
          Teva North America.
          (215) 591-8800

**FOR IMMEDIATE RELEASE**

          Dorit Meltzer
          Director, Investor Relations
          Teva Pharmaceutical Industries Ltd.
          (011) 972-3-926-7554

## TEVA SHARES NOW TRADING EX-DIVIDEND

Jerusalem, Israel, December 6, 2002 - Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) announced that its ADRs begin trading on a split-adjusted basis earlier today, reflecting its previously announced two for one stock split of its Ordinary Shares/ADRs. The split, which will be effected in the form of a 100% stock dividend, will entitle its holders to one additional Ordinary Share/ADR. Shareholders of record at the close of business on December 10, 2002 will receive one additional Ordinary Share/ADR for each Ordinary Share/ADR held.

Certificates for the additional shares/ADRs will be distributed by the Company's transfer agent on or about January 15, 2003.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:     /s/  Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: December 6, 2002